

07007292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Boston Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Old Bedford Road
(No. and Street)

Lincoln	MA	01773
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Hunt 781-259-1144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carlin, Charron & Rosen, LLP
(Name – *if individual, state last, first, middle name*)

1400 Computer Drive	Westborough	MA	01581
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JAN 09 2008
THOMSON FINANCIAL



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah A. Kessinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Boston Capital Corporation, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


JILL M. SWANSON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
February 14, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in XXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. BOSTON CAPITAL CORPORATION

FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

WITH

INDEPENDENT AUDITORS' REPORT



CCR

CARLIN, CHARRON & ROSEN, LLP
Certified Public Accountants and Business Advisors

U.S. BOSTON CAPITAL CORPORATION

Table of Contents



CARLIN, CHARRON & ROSEN, LLP
Certified Public Accountants and Business Advisors
1400 Computer Drive Westborough, MA 01581 508.926.2200 508.616.2943 fax www.ccrgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
U.S. Boston Capital Corporation
Lincoln, Massachusetts

We have audited the accompanying statement of financial condition of **U.S. Boston Capital Corporation** as of September 30, 2007, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **U.S. Boston Capital Corporation** at September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carlin Charron + Rosen LLP

Westborough, Massachusetts
November 20, 2007

WESTBOROUGH BOSTON GLASTONBURY PROVIDENCE

Members of CCR Advisory Group:
Carlin, Charron & Rosen, LLP; CCR Corporate Revitalization, LLC; CCR Cost Recovery Services, LLC;
CCR Retirement Plan Services, LLP; CCR Technology Services; CCR Wealth Management, LLC

A Founding Member of the Leading Edge Alliance

U.S. BOSTON CAPITAL CORPORATION

Statement of Financial Condition
September 30, 2007

Assets		
Cash and cash equivalents	$	256
Cash - restricted		1,000
Notes receivable		100,000
Commissions receivable		395,874
Marketable securities, at market value		566,510
Prepaid expenses and other current assets		13,983
Exchange membership, at cost		50
Total assets	**$**	**1,077,673**
Liabilities and Stockholders' Equity		
Liabilities		
Commissions payable		
Affiliates	$	136,022
Other		44,053
Accounts payable		233,213
Accrued income taxes		20,414
Deferred tax liability		48,000
Total liabilities		**481,702**
Subordinated debt		**100,000**
Stockholders' equity		
Common stock, $.10 par value; 150,000 shares authorized, issued and outstanding		15,000
Additional paid-in capital		38,730
Retained earnings		442,241
		495,971
Total liabilities and stockholders' equity	**$**	**1,077,673**

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Statement of Income
For the Year Ended September 30, 2007

Revenue	
Commissions and service fees	$ 6,025,758
Unrealized gains on marketable securities	153,299
Realized gains on marketable securities	2,277
Dividend income	22,167
Other income	35,000
Total revenue	6,238,501
Expenses	
Commission expense	2,761,221
Operating expenses	3,219,235
Total expenses	5,980,456
Income before provision for income taxes	**258,045**
Provision for income taxes	79,138
Net income	**$ 178,907**

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2007

	Common Stock		Additional	Retained	
	Number of shares	Amount	Paid-in Capital	Earnings	Total
Balance at October 1, 2006	150,000	$ 15,000	$ 38,730	$ 263,334	$ 317,064
Net Income	-	-	-	178,907	178,907
Balance at September 30, 2007	**150,000**	**$ 15,000**	**$ 38,730**	**$ 442,241**	**$ 495,971**

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Statement of Changes in Subordinated Borrowings
For the Year Ended September 30, 2007

Subordinated borrowing at October 1, 2006	$ 250,000
Decreases:	
Payment of secured demand note collateral agreements	(150,000)
Subordinated borrowing at September 30, 2007	**$ 100,000**

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Statement of Cash Flows
For the Year Ended September 30, 2007

Cash flows from operating activities	
Net income	$ 178,907
Adjustments to reconcile net income to net cash used for operating activities:	
Unrealized gains on marketable securities	(153,299)
Reinvested dividend income	(22,167)
Deferred income taxes	48,000
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	(167,781)
Other receivables	150
Prepaid expenses	(2,939)
Increase (decrease) in:	
Commissions payable	25,520
Accounts payable	74,551
Accrued income taxes	9,300
Net cash used for operating activities	**(9,758)**
Cash flows used on investing activities	
Purchase of marketable securities	(50,000)
Sale of marketable securities	53,911
Net cash provided by investing activities	**3,911**
Net decrease in cash and cash equivalents	(5,847)
Cash and cash equivalents - beginning	6,103
Cash and cash equivalents - ending	**$ 256**
Supplemental disclosures of cash flows information:	
Cash paid during the year for:	
Income taxes	$ 21,838

See notes to financial statements

1. Nature of Operations

U.S. Boston Capital Corporation (the Company) is a wholly owned subsidiary of U.S. Boston Corporation (the Parent), with its principal office and place of business in Lincoln, Massachusetts. The Company is a Broker/Dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Boston Stock Exchange and the Financial Industry Regulatory Authority (FINRA).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue related to distribution and marketing fees over the contract period, generally quarterly or annually. The Company also generates commissions from executing and clearing customer transactions on stock, options, and futures markets. Commission revenues are recorded in the accounts on the trade date.

Concentrations of Credit Risk

The Company maintains cash accounts with a high credit quality, Boston-based bank, the daily balances of which, at times, due to timing of reconciling items, may exceed Federal Deposit Insurance Corporation limits. The Company has never incurred losses on these accounts. The uninsured bank balances at September 30, 2007 totaled $992,171.

Cash - Restricted

Cash – restricted consists of $1,000 in a special reserve bank account for the exclusive benefit of customers, in compliance with Federal and other regulations.

Marketable Securities

Investments in marketable securities with readily determinable fair values are measured at fair market value in the statement of financial condition. Realized and unrealized gains or losses are reflected in the statement of income.

Continued--

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company files a consolidated tax return with its parent corporation. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statements for a subsidiary as if it filed a separate return.

A reconciliation of current and deferred income taxes is as follows:

Current tax expense	
Federal	$18,642
State	12,496
Total current tax expense	31,138
Deferred tax expense	
Federal	36,000
State	12,000
Total deferred tax expense	48,000
Total income tax expense	$79,138

The deferred tax liability at September 30, 2007 relates to the unrealized gain on investments.

3. Related Party Transactions

The Company transacts business with three affiliated companies. Related party transactions occurring during the year ended September 30, 2007 are as follows:

Commission revenue is disbursed to affiliated companies and is recorded as commission expense in the statement of income. Commission expense to an affiliated company for the year ended September 30, 2007 was $2,581,359 of which $136,024 is included in commissions payable in the statement of financial condition.

Pursuant to an expense sharing agreement with an affiliate, the Company paid the affiliate $75,600 for the first two months of the year and $86,200 for the remaining ten months for certain salary and administrative costs incurred by the affiliate on behalf of the Company. A total of $1,013,200 was paid to the affiliate during the fiscal year ended September 30, 2007. In accordance with the agreement, the monthly fee is reassessed annually at the end of the fiscal year.

Included in commissions and service fees in the statement of income is $359,521 received from an affiliated company that support distribution and servicing efforts for certain mutual funds.

4. Notes Receivable

Notes receivable at September 30, 2007, consist of two secured non-interest bearing demand notes with two officers of the Company dated December 20, 2006. The notes are secured by certain securities pledges as collateral. The notes are security for the secured demand note collateral agreements disclosed in Note 6 to these financial statements.

5. Marketable Securities

Marketable securities consist of mutual funds, and are carried at fair market value. Cost and market values at September 30, 2007 are summarized as follows:

	Market Value	Cost	Unrealized Gain
Quantitative Emerging Markets Fund	$ 318,476	$ 128,354	$ 190,122
Quantitative Foreign Value Fund	248,034	195,308	52,726
	$ 566,510	$ 323,662	$ 242,848

6. Subordinated Debt

The borrowings under subordination agreements at September 30, 2007 are as follows:

Two secured non-interest bearing demand note collateral agreements, dated December 20, 2006, with two officers of the Company, payable on December 29, 2009. These notes are secured by the demand notes receivable disclosed in Note 4 to these financial statements	$100,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital as defined shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, however, at September 30, 2007, the Company had net capital of $486,910 and its ratio of aggregate indebtedness to net capital was 0.89 to 1.

Continued--

7. Regulatory Requirements (Continued)

Part II of the most recent Focus Report of U.S. Boston Capital Corporation on Form X-17a-5 is available for examination or copying at the Boston regional office of the Securities and Exchange Commission or at the office of the Company, 55 Old Bedford Road, Lincoln North, Lincoln, Massachusetts, 01773.

U.S. BOSTON CAPITAL CORPORATION

Computation of Net Capital, Aggregate Indebtedness
Basic Net Capital Requirement Pursuant to Rule 15c3-1
For the Year Ended September 30, 2007

Total stockholder's equity	$ 495,971
Add subordinated liabilities to claims of general creditors allowable in computation of net capital	100,000
Total capital and allowable subordinated liabilities	595,971
Less non-allowable assets:	
Commissions receivable	10,051
Prepaid expenses	13,983
Exchange membership	50
Haircuts on securities	24,084
Marketable securities	84,977
Total adjustments	109,061
Net capital	$ 486,910
Aggregate indebtedness:	
Total aggregate indebtedness liabilities from statement of financial condition:	
Commissions payable	$ 180,075
Accounts payable	233,213
Accrued income taxes	20,414
Total aggregate indebtedness	$ 433,702
Computation of basic net capital requirement	
Minimum net capital required	$ 250,000
Excess net capital	$ 236,910
Excess net capital at 1,000 percent	$ 443,540
Ratio: Aggregate indebtedness to net capital	0.89 to 1

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Reconciliation with Company's Computation of
Net Capital Pursuant to Rule 17a-5(d)(4)
September 30, 2007

Net Capital of $486,910 does not differ from the amount reported by U.S. Boston Capital Corporation in Part II of the Focus Report on Form X-17a-5 at September 30, 2007.

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Computation for Determination of Reserve Requirements Under
Exhibit A Rule 15c3-3
September 30, 2007

Total Credit Items	$ -
Total Debit Items	-
Reserve Computation	
Excess of total debits over total credits	-
Required Deposit	$ -

There are no differences from the above computation and the Company's computation reported in Part II of the Focus Report on Form X-17a-5 as of September 30, 2007.

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Information Relating to the Possession or Control Requirements
Under Exhibit A Rule 15c3-3
September 30, 2007

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control have been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$ -
	A. Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
	A. Number of items	-

See notes to financial statements



CARLIN, CHARRON & ROSEN, LLP
Certified Public Accountants and Business Advisors
1400 Computer Drive Westborough, MA 01581 508.926.2200 508.616.2943 fax www.ccrgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Directors
U.S. Boston Capital Corporation
Lincoln, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of **U.S. Boston Capital Corporation** for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of difference required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control activities and their operation that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of U.S. Boston Capital Corporation for the year ended September 30, 2007, and this report does not affect our report thereon dated November 20, 2007.

We noted that there was a lack of segregation of duties within the cash area. The objective of internal control over cash is to obtain control over amounts received, disbursed, and reconciled. Currently, one employee has the ability to impact all three functions. We feel that separating these closely related functions in the cash system of U.S. Boston Capital Corporation will result in stronger internal controls. To achieve this control, limitations should be put in place to separate the ability and authorization of any one member of U.S. Boston Capital Corporation's personnel to participate in each of these functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at September 30, 2007 to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carlin, Charron & Rosen LLP

Westborough, Massachusetts
November 20, 2007

END